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Exhibit 99.1

For Immediate Release
November 5, 2003

DRAXIS Health Reports Third Quarter Results

Net income from continuing operations of $0.05 per share
on 46% revenue growth

        MISSISSAUGA, ONTARIO, November 5, 2003—DRAXIS Health Inc. (TSX: DAX; Nasdaq: DRAX) reported operating results for the third quarter of 2003 ended September 30, 2003. All amounts are expressed in U.S. dollars.

        Revenues from continuing operations in the third quarter 2003 were $13.0 million, 46.1% ahead of the third quarter of 2002, and for the first nine months were $34.8 million, up 20.8% over the same period last year. Net income from continuing operations for the quarter more than tripled over 2002 to $1.7 million ($0.05 per share), and for the first nine months of 2003 was up 59.5% over 2002 to $3.3 million ($0.09 per share). Excluding the positive non-recurring impact of a $0.7 million insurance payment received in July 2003, net income was $0.04 per share and $0.08 per share for the three and nine month periods. EBITDA including insurance proceeds for the third quarter was $3.4 million versus $1.0 million in 2002 and for the first nine months of 2002 was $7.4 million versus $4.1 million the prior year.

FINANCIAL HIGHLIGHTS
(thousands of U.S. dollars except per share amounts and in accordance with U.S. GAAP)
(unaudited)

	2003			2002
	Q3	Q2	Q1	Q4	Q3
From Continuing Operations[1]
Revenues	$12,965	$11,765	$10,078	$9,836	$8,872

EBITDA[2] (pre-R&D)	3,792	2,411	2,300	1,893	1,818
R&D	(430)	(395)	(294)	(324)	(805)

EBITDA[2]	3,362	2,016	2,006	1,569	1,013

Net Income (Loss)
From Continuing Operations	1,733	723	806	975	535
From Discontinued Operations	4,112	103	4,204	(266)	(143)

	$5,845	$826	$5,010	$709	$392

Basic Income (Loss) Per Share
From Continuing Operations	$0.047	$0.019	$0.022	$0.026	$0.014
From Discontinued Operations	0.111	0.003	0.113	(0.007)	(0.004)

	$0.158	$0.022	$0.135	$0.019	$0.010

1
The results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations with the exception of revenues and expenses related to Alertec®. Effective July 22, 2003 revenues and expenses directly related to Alertec® will no longer be included in continuing operations since Alertec® was included in the divestiture of DRAXIS Pharmaceutica.

2
Income from continuing operations before interest, income taxes, minority interest and depreciation and amortization. This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS uses such terms as measures to assess the operating performance of its on-going businesses and believes that most shareholders and investors prefer such measures, since they are consistent with industry practice for analyzing operating performance. Such measures should not be construed as the equivalent of net cash flows from operating activities.

        "Revenues for the quarter were up substantially while the growth in earnings from continuing operations was even stronger as a result of increased sales of higher margin products including radiopharmaceuticals for the U.S. and sterile products for a growing number of international markets," said Dr. Martin Barkin, President and CEO of DRAXIS. "Our balance sheet reflects a marked improvement in the financial position of the company following the recent divestiture of our Canadian pharmaceutical sales and marketing division. We significantly increased our cash and reduced debt levels during the quarter to gain enhanced flexibility to implement our business strategies. Operating cash flow, before changes in non-financial working capital, was again positive in this third quarter and significantly greater than that recorded in the immediately preceding second quarter of this year, signaling an encouraging trend for the business going forward."

        Completion of the divestiture of the Company's Canadian pharmaceutical sales and marketing division in July, 2003 resulted in total estimated proceeds of $19.0 million, made up of $16.1 million in cash from Elan Corporation plc and Shire BioChem Inc. with potential for as much as $2.9 million from market driven milestones over the next several years. Royalties related to the sale of products in Canada by Shire BioChem Inc. are an additional source of future revenues and earnings.

Highlights from Management's Discussion and Analysis

Consolidated Operations

  •
  Revenues of $13.0 million for the quarter and $34.8 million for the first nine months of 2003 represent increases over 2002 of 46.1% and 20.8% respectively, driven by increased product sales in both the radiopharmaceutical and contract manufacturing businesses.

  •
  Net income from continuing operations for the third quarter was $1.7 million ($0.047 per share) and for the first nine months was $3.3 million ($0.088 per share), compared to $0.5 million ($0.014 per share) and $2.0 million ($0.055 per share) respectively in 2002. Earnings per share were $0.035 for the quarter and $0.076 for the year to date, excluding the non-recurring impact of $0.7 million ($0.012 per share) of insurance proceeds received during the third quarter for losses in 2001 related to a faulty pump mechanism.

  •
  Earnings from continuing operations before interest, income taxes, minority interest, depreciation and amortization ("EBITDA") of $3.4 million and $7.4 million, including insurance proceeds, for the third quarter and the first nine months of 2003 represent increases of 231.9% and 78.8% over 2002. Improvements in the third quarter were due to increased product sales and changes in product mix driven by new business, partially offset by lower deferred revenues.

  •
  EBITDA margin grew to 25.9% in the third quarter of 2003 from 11.4% in 2002 and to 21.2% for the first nine months of 2003 as compared to 14.3% in the same period in 2002.

  •
  Cash and cash equivalents at September 30, 2003 totalled $10.2 million, compared with $1.9 million at June 30, 2003 and $4.9 million at December 31, 2002. The increase was due primarily to proceeds from the divestiture of the Canadian pharmaceutical sales and marketing division but was offset by an increase in non-financial working capital due to higher inventory and accounts receivable related to the ramp up in product volumes during the year. The weighted average number of common shares outstanding in the third quarter was 37,074,586.

  •
  Total debt at September 30, 2003 decreased to $10.2 million from $13.8 million at June 30, 2003 and $13.6 million at December 31, 2002. During the third quarter the Company repaid its secured revolving credit facility at DRAXIS Pharma and eliminated its financial obligation related to the license agreement for Permax®.

Radiopharmaceuticals

  •
  Revenues of $4.0 million for the quarter increased $1.5 million or 58.3% over the $2.5 million in the third quarter of 2002 while nine month revenues of $11.9 million are 54.1% greater than the $7.7 million in the same period in 2002, driven largely by growing sales in the U.S. market.

  •
  EBITDA for the quarter of $1.6 million ($1.1 million excluding the non-recurring impact of insurance proceeds) is an increase of $1.9 million over the third quarter of 2002.

  •
  The EBITDA margin for the quarter was 39.5% (27.2% excluding the non-recurring impact of insurance proceeds) compared to a negative margin for the same period in 2002 when the Company incurred inventory losses on radioactive palladium.

  •
  During the quarter a five year agreement was renewed with Bristol-Myers Squibb Medical Imaging for the marketing and distribution of radiopharmaceutical products in Canada. DRAXIMAGE technetium-99m kits plus Indium-111 and Xenon-133 radioisotopes will be distributed exclusively through Bristol-Myers Squibb and remaining products will be marketed non-exclusively.

  •
  DRAXIMAGE received approval from Health Canada to start two Phase II clinical trials of INFECTON®, a novel radiopharmaceutical diagnostic imaging agent for detecting and locating infection in patients with difficult to diagnose signs and symptoms. Enrollment for the two studies has begun and is expected to continue into early 2004.

Manufacturing

  •
  Revenues of $7.1 million for the third quarter were $2.5 million or 55.9% over the third quarter of 2002, due largely to increased production of sterile products for U.S. and other international markets coupled with a significantly shorter shutdown during the third quarter of 2003 for regular maintenance.

  •
  EBITDA for the quarter of $0.7 million ($0.5 million excluding the non-recurring impact of insurance proceeds) was an increase of $0.8 million compared to the same quarter in 2002.

  •
  The EBITDA margin for the quarter was 9.6% (6.8% excluding the non-recurring impact of insurance proceeds), compared to a negative margin in 2002.

  •
  The manufacturing segment continues to be positively impacted by the commercial production of Hectorol® Injection for Bone Care International and the ongoing ramp up of production related to the GlaxoSmithKline manufacturing agreement, all of which are manufactured in the sterile products area of the facility.

Subsequent to the end of the quarter

  •
  In October 2003, the Company announced it had been granted a U.S. patent for a new family of chelating compounds that have significant potential for the development of imaging agents to diagnose diseases, including cancerous tumors or metastases. The new compounds are also potentially useful as therapeutic radiopharmaceuticals for the in-vivo treatment of tumours and metastases when combined with more powerful beta-emitting or alpha-emitting radioisotopes.

Interim Financial Report

        This release includes by reference the third quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements under both U.S. and Canadian GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. regulatory authorities, is accessible on the Company's website at www.draxis.com in the Investor Relations section under Financial Reports, through SEDAR and EDGAR databases and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

        DRAXIS has scheduled a conference call to discuss third quarter 2003 financial results at 10 a.m. (ET) on November 5, 2003. This call can be accessed by dialing 1-800-682-5077 (no access code required) and will also be webcast live with access through the Company's website at www.draxis.com. The conference call will also be available in archived format on the website for 90 days following the conference call.

About DRAXIS Health Inc.

        DRAXIS Health Inc. (www.draxis.com) is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. DRAXIS Health employs nearly 400 staff and reported sales in 2002 in excess of US$38 million.

        Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations:
Jerry Ormiston
DRAXIS Health Inc.
Phone: 877-441-1984
Fax: 905-677-5494

Management's Discussion and Analysis of
Financial Condition and Results of Operations

—Quarter Ended September 30, 2003—

        The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. ("DRAXIS" or the "Company") should be read in conjunction with the Company's consolidated audited financial statements and notes thereto for the year ended December 31, 2002 and the related discussion and analysis of financial condition and results of operations.

        All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles ("GAAP"), unless otherwise indicated. Other noteworthy accounting issues are described under: "Accounting Matters".

Overview

        DRAXIS is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals through DRAXIMAGE Inc. ("DRAXIMAGE") and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. ("DPI").

        Highlights for the third quarter ended September 30, 2003 include:

  •
  Strengthening of the Company's balance sheet and liquidity position offering the Company enhanced flexibility in implementing its core business strategies.

  •
  Completion of divestiture of the Company's Canadian pharmaceutical sales and marketing business ("DRAXIS Pharmaceutica") in July resulting in total estimated proceeds of $19.0 million made up of $6.5 million cash received from Elan Corporation plc ("Elan") in the first quarter of 2003, $9.6 million cash upon closing from Shire BioChem Inc., ("Shire") with a potential of $2.9 million of market driven milestones in the future years. Future royalties are in addition to these figures.

  •
  Receipt of $0.7 million from the Company's insurers in payment for the business interruption and losses that occurred in 2001 when production was delayed as a result of a faulty pump mechanism.

  •
  Solid financial results from continuing operations:

  •
  Revenues of $13.0 million and $34.8 million for the quarter and nine month ended September 30, 2003, representing increases over 2002 of 46.1% and 20.8% respectively.

  •
  Earnings before interest, income taxes, minority interest, depreciation and amortization, ("EBITDA") of $3.4 million and $7.4 million for the quarter and nine month ended September 30, 2003, representing increases of 231.9% and 78.8% over 2002.

  •
  EBITDA margin growth in the third quarter of 2003 to 25.9% from 11.4% in 2002 and to 21.2% for the nine month period ended September 30, 2003 from 14.3% in 2002.

  •
  EBITDA for the third quarter includes the positive non-recurring impact of $0.7 million in insurance proceeds. EBITDA for the nine month period ended September 30, 2003, also includes the positive non-recurring impact of $1.4 million in deferred revenue related to termination of agreements for BrachySeed®.

  •
  Continued favourable impact of commercial shipments of Hectorol® Injection for Bone Care International, Inc. ("Bone Care International").

  •
  Continued favourable impact of shipments of the new radiotherapeutic kit product (Sodium Iodide I-131) for the treatment of thyroid cancer and hyperthyroidism.

  •
  Continued favourable impact of shipments under the GlaxoSmithKline ("GSK") manufacturing agreement.

  •
  Subsequent to September 30, 2003 the Company completed:

  •
  Further concentration of its support operations with its operating divisions in Montreal by the appointment of Alida Gualtieri, partner at McCarthy Tétrault Montreal offices to Corporate Secretary and General Counsel based in Montreal to replace Doug Parker who will leave the company on December 1 to join an outside law firm.

Consolidated Results of Operations1

	For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
	2003	2002	$ Change	2003	2002	$ Change
	(in thousands of U.S. dollars except share related data) (U.S. GAAP)
Revenues
Product sales	$10,987	$6,858	$4,129	$28,095	$22,610	$5,485
Royalty and licensing	1,978	2,014	(36)	6,713 [2]	6,194	519

	12,965	8,872	4,093	34,808	28,804	6,004
Product gross margin[3]	4,176	1,300	2,876	8,884	5,158	3,726
% of Product sales revenues	38.0%	19.0%		31.6%	22.8%
Royalty and licensing revenue	1,978	2,014	(36)	6,713 [2]	6,194	519
SG&A	(2,362)	(1,496)	(866)	(7,094)	(5,551)	(1,543)
% of Product sales revenues	-21.5%	-21.8%		-25.3%	-24.6%

EBITDA[4] (pre-R&D)	3,792	1,818	1,974	8,503	5,801	2,702
% of Total revenues	29.2%	20.5%		24.4%	20.1%
R & D	(430)	(805)	375	(1,119)	(1,672)	553

EBITDA[4]	3,362	1,013	2,349	7,384	4,129	3,255
% of Total revenues	25.9%	11.4%		21.2%	14.3%
Depreciation and amortization	(809)	(711)	(98)	(2,362)	(2,081)	(281)
Financial
—Foreign exchange translation	7	224	(217)	(519)	(139)	(380)
—Other	(179)	(96)	(83)	(710)	(195)	(515)
Income tax (provision) recovery	(644)	(67)	(577)	(863)	79	(942)
Minority interest	(4)	172	(176)	332	252	80
Income (loss) from discontinued operations	4,112	(143)	4,255	8,419	(568)	8,987

Net income	$5,845	$392	$5,453	$11,681	$1,477	$10,204

Net income (loss)
—From continuing operations	$1,733	$535	$1,198	$3,262	$2,045	$1,217
—From discontinued operations	4,112	(143)	4,255	8,419	(568)	8,987

	$5,845	$392	$5,453	$11,681	$1,477	$10,204

Basic income (loss) per share
—From continuing operations	$0.047	$0.014		$0.088	$0.055
—From discontinued operations	0.111	(0.004)		0.227	(0.015)

	$0.158	$0.010		$0.315	$0.040

1
Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. (See Accounting Matters—Discontinued Operations)

2
Includes $1,436 of deferred revenue related to the termination of agreements for BrachySeed®

3
Includes $730 of insurance proceeds

4
Income from continuing operations before depreciation and amortization, interest, income taxes and minority interest. This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities. (See Accounting Matters—Non-GAAP Measures)

Comparison of Three and Nine Month Periods Ended September 30, 2003 and 2002

        Consolidated revenues for the third quarter of 2003 increased 46.1% compared to 2002 driven by increased product sales in both the radiopharmaceutical and contract manufacturing businesses, partially offset by lower Anipryl®-related deferred revenue.

        Consolidated revenues from continuing operations for the nine month period ended September 30, 2003 increased 20.8% compared to 2002 due to higher product sales coupled with the recognition of $1,436,000 of deferred revenue related to the termination of the agreement with the Company's former BrachySeed® licensee in the U.S. (See Accounting Matters—Termination of BrachySeed® Agreements) in the first quarter of 2003, partially offset by lower Anipryl®-related deferred revenue.

        Increased product gross margins associated with continuing operations for the third quarter of 2003 are attributable to changes in product mix driven by higher margin new business in both the radiopharmaceutical and contract manufacturing businesses coupled with the recognition of $730,000 in insurance proceeds as a reduction of cost of goods sold (See Accounting Matters—Insurance Proceeds).

        Selling, general and administration expenses associated with continuing operations, expressed as a percentage of product sales, for the third quarter of 2003 decreased slightly compared to 2002 as the impact of increased product sales was partially offset by the costs associated with commencement of direct sales of BrachySeed® in the U.S and costs associated with developing new business.

        Selling, general and administration expenses associated with continuing operations, expressed as a percentage of product sales, for the nine month period ended September 30, 2003 increased compared to 2002 as the impact of increased product sales was more than offset by the costs associated with commencement of direct sales of BrachySeed® in the U.S and costs associated with developing new business.

        EBITDA from continuing operations for the third quarter of 2003 improved compared to 2002 driven by increased product sales and changes in product mix driven by new business and $730,000 of insurance proceeds, partially offset by lower Anipryl®-related deferred revenue.

        EBITDA from continuing operations for the nine month period ended September 30, 2003 increased compared to 2002 due to increased product sales, changes in product mix driven by new business, the recognition of $1,436,000 of previously deferred BrachySeed® revenue, and the receipt of $730,000 of insurance proceeds, partially offset by lower Anipryl®-related deferred revenue.

        EBITDA from continuing operations, expressed as a percentage of total revenues, improved for the third quarter of 2003 and nine month period ended September 30, 2003 driven by changes in product mix associated with new business and the receipt of $730,000 of insurance proceeds.

        Research and development expenditures associated with continuing operations for the third quarter of 2003 decreased $375,000 and $553,000 for the nine month period ended September 30, 2003 compared with 2002. This was due to higher than normal spending in the third quarter of 2002 for third party toxicity testing of Fibrimage and Amiscan.

        Depreciation and amortization expense associated with continuing operations for the quarter and nine month period ended September 30, 2003 increased 13.8% and 13.5% respectively over 2002 following the commencement of depreciation charges on completed capital projects in the latter part of 2002.

        Net financial items associated with continuing operations resulted in additional charges to income of $300,000 higher than for the third quarter of 2002 related to the increased borrowing costs and foreign exchange gains associated with a weakening Canadian dollar in 2002. Net financial items associated with continuing operations resulted in charges to income of $1,229,000 compared to $334,000 for the nine month period ended September 30, 2002 due to foreign exchange translation losses related to the strengthening of the Canadian dollar in 2003, the write-off of $160,000 of bank financing costs resulting from the early repayment of a secured bank term loan and increased borrowing costs.

        Minority interest for the third quarter of 2003 did not have a significant contribution to net income compared to $172,000 in the third quarter of 2002 due to improved DPI results. For the nine month period ended September 30, 2003, minority interest had a positive contribution to net income of $332,000 compared to $252,000 for 2002, due to losses incurred by DPI in the first quarter of 2003.

        Discontinued operations contributed $4,112,000 of income in the third quarter of 2003 compared to a loss of $143,000 in 2002 due to the sale of discontinued operations in the quarter (See Corporate Matters—Sale of Discontinued Operations). Discontinued operations contributed $8,419,000 of income for the nine month period ended September 30, 2003 compared to a loss of $568,000 in 2002 due to the sale of discontinued operations in the third quarter of 2003 and the after-tax gain related to the $6.5 million received on the sale of product rights in the first quarter of 2003. The tax provision associated with these transactions reduced the Company's deferred tax assets. No cash taxes will be payable as a result of these transactions.

        For the third quarter of 2003, the Company recorded an income tax expense at an effective tax rate of 27.0% compared to an effective tax rate of 15.6% in 2002. For the nine month period ended September 30, 2003 the Company recorded an income tax expense at an effective tax rate of 22.8% as compared to a recovery of 4.6% in 2002 due to recognition in 2002 of tax refunds related to the Company filing amended U.S. returns for its 1998, 1999 and 2000 taxation years. The Company's effective tax rate varies from period to period depending on the level of income generated from each subsidiary.

        The weighted average number of common shares outstanding in the third quarter of 2003 was 37,074,586.

Radiopharmaceuticals

	For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
	2003	2002	$ Change	2003	2002	$ Change
	(in thousands of U.S. dollars) (U.S. GAAP)
Revenues
Product sales	$4,012	$2,407	$1,605	$10,362	$7,388	$2,974
Royalty and licensing	—	128	(128)	1,521	323	1,198

	4,012	2,535	1,477	11,883	7,711	4,172
EBITDA (pre-R&D)	2,015	500	1,515	5,587	2,255	3,332
% of Revenues	50.2%	19.7%		47.0%	29.2%
R & D	(430)	(805)	375	(1,119)	(1,672)	553

EBITDA	1,585	(305)	1,890	4,468	583	3,885
Depreciation and amortization	(215)	(185)	(30)	(610)	(530)	(80)

Income (loss) from operations	$1,370	$(490)	$1,860	$3,858	$53	$3,805

        Radiopharmaceuticals and radiotherapy devices are the focus of the Company's radiopharmaceutical subsidiary, DRAXIMAGE, which discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and BrachySeed® second generation brachytherapy implants. DRAXIMAGE has a number of products in late-stage development including: Fibrimage®, currently in Phase III, for imaging deep vein thrombosis, Amiscan™, currently in Phase II, for the early diagnosis of acute myocardial infarct and INFECTON® currently in Phase II clinical development for imaging infection. DRAXIMAGE is also developing a somatostatin-based peptide which has potential for cancer imaging and therapy.

        Highlights in this segment for the third quarter ended September 30, 2003 included:

  •
  Strong financial results:

  •
  Revenues of $4.0 million for the quarter representing an increase of $1.5 million over the third quarter of 2002.

  •
  EBITDA of $1.6 million ($1.1 million, excluding the non-recurring impact of insurance proceeds) representing an increase of $1.9 million ($1.4 million, excluding the impact of insurance proceeds) over 2002.

  •
  EBITDA margin of 39.5% (27.2%, excluding the non-recurring impact of insurance proceeds) for the quarter compared to a negative margin for 2002.

  •
  Continued favorable impact of sales related to sodium iodide I-131 for the treatment of thyroid cancer and hyperthyroidism following U.S. regulatory approval in January 2003.

  •
  Five year agreement with Bristol-Myers Squibb Medical Imaging for the marketing and distribution of radiopharmaceutical products in Canada. The agreement provides that DRAXIMAGE technetium-99m kits, Indium-111 and Xenon radioisotopes will be distributed exclusively through Bristol-Myers Squibb Medical Imaging in Canada with the balance marketed on a non-exclusive basis.

  •
  Receipt of Health Canada approval to initiate two Phase II clinical studies of INFECTON®, a novel radiopharmaceutical diagnostic imaging agent for detecting and determining the location of infection in patients with difficult to diagnose signs and symptoms. Enrollment for the two Phase II clinical studies has begun and is expected to continue into early 2004.

        Subsequent to the end of the quarter, the Company announced:

  •
  On October 1, 2003 the Company announced it had been granted a U.S. patent for a new family of chelating compounds that have significant potential for the development of imaging and radiotherapeutic agents to diagnose and treat diseases, including cancerous tumours or metastases. The new family of chelating compounds will permit the discovery of diagnostic imaging agents to visualize important biological receptors or receptor-positive tumours when combined with gamma-emitting radioisotopes. The compounds are also potentially useful as therapeutic radiopharmaceuticals for the in-vivo treatment of tumours and metastases when combined with more powerful beta-emitting or alpha-emitting radioisotopes.

Comparison of Three and Nine Month Period Ended September 30, 2003 and 2002

        Revenues for the radiopharmaceutical segment for the third quarter increased $1,477,000 or 58.3% over 2002 largely driven by sodium iodide I-131 product sales to the U.S.

        Revenues for the radiopharmaceutical segment for the nine month period ended September 30, 2003 increased $4,172,000 or 54.1% over 2002 largely driven by sodium iodide I-131 sales to the U.S and lyophilized technetium-99m kits and by the recognition of $1,436,000 of deferred revenue related to the termination of the agreements with the BrachySeed® licensee in the U.S in the first quarter of 2003.

        Shipments of BrachySeed® I-125 to the U.S. and Canada in the third quarter of 2003 increased slightly as compared with the second quarter of 2003. Shipments of BrachySeed® I-125 to the U.S. remain below levels in 2002 following the termination of agreements with the Company's former U.S. licensee and the establishment of a direct sales strategy.

        The substantial increase in EBITDA and EBITDA margin in the current quarter compared to 2002 is largely due to increased product sales driven by sodium iodide I-131 sales to the U.S. and the receipt of insurance proceeds, partially offset by costs associated with commencement of direct sales of BrachySeed® in the U.S. The majority of the $730,000 in insurance proceeds were recorded as a reduction in cost of goods sold in the radiopharmaceutical segment.

        EBITDA and EBITDA margin increased for the nine month period ended September 30, 2003 largely due to increased product sales driven by sodium iodide I-131 sales to the U.S., the receipt of insurance proceeds, and the recognition in the first quarter of 2003 of $1,436,000 of deferred revenue related to the termination of the agreements with the BrachySeed® licensee partially offset by costs associated with commencement of direct sales of BrachySeed® in the U.S.

        Research and development expenditures for this segment decreased in the third quarter of 2003 as compared to the same period in 2002 and for the nine month period end September 30, 2003 compared to 2002 as a result of higher than normal spending in the third quarter of 2002 for third party toxicity testing of Fibrimage and Amiscan.

        Depreciation and amortization expense for this segment increased slightly for the third quarter of 2003 and for the nine month period ended September 30, 2003 compared to 2002 due to capital projects completed in 2002.

Manufacturing

	For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
	2003	2002	$ Change	2003	2002	$ Change
	(in thousands of U.S. dollars) (U.S. GAAP)
Revenues
Product sales	$7,079	$4,542	$2,537	$18,317	$15,560	$2,757

EBITDA	681	(94)	775	492	234	258
% of Revenues	9.6%	-2.1%		2.7%	1.5%
Depreciation and amortization	(354)	(295)	(59)	(1,014)	(859)	(155)

(Loss) income from operations	$327	$(389)	$716	$(522)	$(625)	$103

        Manufacturing comprises the Company's manufacturing subsidiary, DPI, and product sales of Anipryl® produced for Pfizer Inc. DPI is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 20 other pharmaceutical clients for many international jurisdictions.

        Highlights in this segment for the third quarter ended September 30, 2003 included:

  •
  Solid financial results:

  •
  Revenues of $7.1 million for the quarter representing an increase of $2.5 million over the third quarter of 2002.

  •
  EBITDA of $0.7 million ($0.5 million, excluding the non-recurring impact of insurance proceeds), an increase of $0.8 million ($0.6 million, excluding the impact of insurance proceeds) compared to 2002.

  •
  EBITDA margin of 9.6% (6.8%, excluding the non-recurring impact of insurance proceeds) for the quarter compared to a negative margin in 2002.

  •
  Continued favorable impact of commercial production of Hectorol® Injection for Bone Care International.

  •
  Continued favorable impact of commercial production related to the GSK manufacturing agreement.

Comparison of Three and Nine Month Periods Ended September 30, 2003 and 2002

        Total revenues for the manufacturing segment in the third quarter of 2003 of $7,079,000 were 55.9% higher and for the nine month period ended September 30, 2003 up 17.7% compared with the same periods in 2002 primarily due to commercial production of Hectorol® Injection and production under the Company's GSK manufacturing agreement.

        EBITDA for this segment increased $775,000 in the third quarter of 2003 compared with 2002. This was the result of the positive impact of increased product sales and changes in product mix driven by new business including the production of Hectorol® Injection and production related to the GSK manufacturing agreement, partially offset by costs associated with developing new business. Included in EBITDA is a portion of the insurance proceeds which were recorded as a reduction in cost of goods sold.

        EBITDA and EBITDA margin for the nine month period ended September 30, 2003 were negatively affected by production disruptions early in the first quarter of 2003 in sterile operations due to equipment and related problems which were resolved during the first quarter and the costs associated with new product introductions.

        Depreciation and amortization expense of $354,000 for this segment in the current quarter and $1,014,000 for the nine month period end September 30, 2003 increased 20.0% and 18.0% respectively over the same periods in 2002, following the commencement of depreciation on completed capital projects in late 2002.

        DPI regular shutdown activities, including maintenance and capital additions, in the third quarter of 2003 were not of the same magnitude as in the 2002 based on customer demand requirements for its sterile capacity.

Corporate and Other

	For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
	2003	2002	$ Change	2003	2002	$ Change
	(in thousands of U.S. dollars) (U.S. GAAP)
Revenues
Product sales[1]	$(104)	$(91)	$(13)	$(584)	$(338)	$(246)
Royalty and licensing	1,978	1,886	92	5,192	5,871	(679)

	1,874	1,795	79	4,608	5,533	(925)
EBITDA	1,096	1,412	(316)	2,424	3,312	(888)
% of Revenues	58.5%	78.7%		52.6%	59.9%
Depreciation and amortization	(240)	(231)	(9)	(738)	(692)	(46)

Income from operations	$856	$1,181	$(325)	$1,686	$2,620	$(934)

1
Net of inter-segment sales.

        The Corporate and Other segment comprises deferred revenues, royalties and expenses associated with the Company's business agreements with Pfizer Inc. with respect to Anipryl®; royalties and expenses from GlaxoSmithKline Consumer Healthcare with respect to the SpectroPharm line of products; revenues and directly attributable expenses associated with Alertec®; non-allocated corporate expenses and inter-segment eliminations. Effective July 22, 2003 revenues and expenses directly related with Alertec® will no longer be included in this segment since Alertec® was included in the divestiture of DRAXIS Pharmaceutica (See Corporate Matters—Sale of Discontinued Operations). Milestones and royalties deriving from the divestiture of DRAXIS Pharmaceutica are included in this segment.

        The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

        Highlights in this segment for the third quarter ended September 30, 2003 included:

  •
  Granting of an exclusive license for Europe to CEVA for the marketing and distribution of Anipryl® for the use of approved Anipryl® claims. Under terms of the agreement, CEVA has the right to promote approved Anipryl® indications in Europe in exchange for a percentage royalty on European sales of Anipryl® and/or the use of Anipryl® claims. In addition the Company will receive nominal milestones upon regulatory approval of Anipryl® in the U.K. and subsequent additional jurisdictions within the European Community.

  •
  Receipt of authorisation from the U.K. Veterinary Medicines Directorate ("VMD") to market Anipryl® tablets for dogs in the United Kingdom. As a result of the VMD authorization, the Company will now file for regulatory approval of the product in four additional European Union member states and has received nominal payment from CEVA which is included in revenues for the quarter.

  •
  Completion of divestiture of DRAXIS Pharmaceutica in July resulting in total estimated proceeds of $19.0 million made up of $6.5 million received from Elan in the first quarter of 2003, $9.6 million upon closing from Shire, with a potential of $2.9 million of market driven milestones in the future years. Future royalties are in addition to these figures.

Comparison of Three and Nine Month Periods Ended September 30, 2003 and 2002

        Royalty and licensing revenue in this segment for the third quarter of 2003 of $1,978,000 increased compared to 2003 due to royalties related to the sale of products to Shire coupled with payment received from CEVA, partially offset by the previously announced elimination of minimum royalty income related to Anipryl® effective January 1, 2003.

        Royalty and licensing revenue in this segment for first nine month of 2003 of $5,192,000 represents a decrease of 11.6% as compared to the same period in 2002. The decrease is attributable to the previously announced elimination of minimum royalty income related to Anipryl® effective January 1, 2003, but partially offset by royalties related to sale of products to Shire and payment received from CEVA.

        EBITDA and EBITDA margin decreased in the third quarter of 2003 and for the nine month period ended September 30, 2003 due mainly to the previously announced elimination of minimum royalty income related to Anipryl® effective January 1, 2003.

        Depreciation and amortization expense in this segment in 2003 was largely unchanged as compared to 2002.

Corporate Matters

Sale of Discontinued Operations

        On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan to return the Canadian rights for several of Elan's unapproved neurology products from its DRAXIS Pharmaceutica division in exchange for a cash payment of $6.5 million.

        On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire, of substantially all remaining products of the division. The Company has received $9.6 million in cash from Shire and could receive up to $2.9 million in market driven milestones over the next several years. In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products. The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax® (See Accounting Matters—Discontinued Operations).

Legal Counsel Change

        In order to provide for further concentration of its support operations with its operating divisions in Montreal, the Company has appointed Alida Gualtieri, partner at McCarthy Tétrault's Montreal offices to the position of Corporate Secretary and General Counsel based in Montreal to replace Doug Parker who will leave the company on December 1 to join an outside law firm.

Legal Actions

        Since 2000, the Company and its animal health subsidiary Deprenyl Animal Health, Inc. ("DAHI") have been involved in U.S. and Canadian legal proceedings with the University of Toronto and the University of Toronto Innovations Foundation. One dispute relates to the terms of a 1992 license agreement under which Innovations Foundation is claiming entitlement to a portion of the consideration earned by DAHI with respect to Anipryl®. The second dispute relates to a 1988 contract research agreement under which the University of Toronto is claiming a declaration of ownership and an order for assignment of patents and damages related to certain Anipryl®-related intellectual property. While both claims are at a very preliminary stage and the matters at issue are factually and legally complex, the Company believes that it has good defences to the claims made by the University of Toronto and the University of Toronto Innovations Foundation and considers the claims to be without merit and is vigorously defending itself.

Share Buy-back Program

        On April 16, 2003 DRAXIS received approval from the Toronto Stock Exchange for a share buy-back program (Normal Course Issuer Bid) to repurchase for cancellation up to 1,854,934 common shares, the maximum allowable number, representing 5% of the issued and outstanding common shares at that time. DRAXIS qualified to begin making purchases of its shares through the facilities of the Toronto Stock Exchange beginning on April 21, 2003. The bid will end no later than April 20, 2004 or earlier if the Company purchases the maximum allowable number of shares. To November 5, 2003, 50,300 shares had been acquired under this program at a weighted average cost of $1.30 per share. No shares were acquired during the third quarter of 2003.

Liquidity and Capital Resources

	September 30, 2003	June 30, 2003	March 31, 2003	Dec 31, 2002
	(in thousands of U.S. dollars) (U.S. GAAP)
Cash and cash equivalents	$10,233	$1,904	$5,907	$4,899
Non-financial working capital (net)[1]	$12,039	$12,659	$7,359	$6,284
Total debt	$10,202	$13,758	$11,550	$13,610

1
Excluding cash and cash equivalents, bank loan, current portions of deferred revenues, long-term debt and customer deposits.

        Cash and cash equivalents at September 30, 2003 totalled $10,233,000 as compared with $1,904,000 as at June 30, 2003 and $4,899,000 as at December 31, 2002.

        The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities. As at September 30, 2003 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way. There are certain standard financial liquidity ratio requirements pursuant to DPI's term loan as well as terms of the DPI shareholders' agreement that could restrict the free flow of funds from one subsidiary of the Company to another.

        Cash flows from continuing operations, before changes in working capital, in the third quarter of 2003, were positive $1,679,000 as compared to a cash outflow of $711,000 in 2002.

        Non-financial working capital increased from $6,284,000 as at December 31, 2002 to $12,039,000 as at September 30, 2003 due to higher inventory and accounts receivable related to the ramp up in product volumes during the year. Non-financial working capital decreased from $12,659,000 as at June 30, 2003 due to the disposition of inventories related to the divestiture of Draxis Pharmaceutica, partially offset by an investment in working capital to support the ramp up in existing business.

        Cash flows from discontinued operations in the third quarter of 2003 were $10,740,000 as compared to a cash inflow of $26,000 in 2002. The improvement in 2003 relates to proceeds from the disposition of discontinued operations in the quarter.

        The Company had $14,303,000 of deferred revenues as at September 30, 2003 compared with $15,527,000 as at June 30, 2003 and $18,994,000 as at December 31, 2002. The decline in 2003 was attributable to amortization and the recognition related to the termination of the agreement with the brachytherapy licensee in the U.S. in the first quarter of 2003.

        Deferred revenue amortization, which represents a source of non-cash earnings for the Company, decreased to $1,296,000 in the third quarter of 2003 as compared to $1,574,000 in 2002. The decrease in 2003 was due to the termination of the agreement with the brachytherapy licensee in the U.S. and the elimination of the minimum royalty income related to Anipryl®.

        Capital expenditures of $1,387,000 in the third quarter of 2003 decreased slightly from $1,801,000 in 2002. Virtually all capital expenditures in the third quarter of 2003 are attributable to expenditures under DPI's previously announced capital plan.

        The Company did not make any acquisitions in the third quarter of 2003 or during 2002.

        In March 2002, co-incident with the announcement of DPI's new capital plan, the Company entered into a number of financing arrangements which will provide for up to $7,400,000 in debt and equity from DPI's existing shareholders and up to $3,000,000 in debt financing from Investissement Québec. As of September 30, 2003, the maximum amounts of debt and equity have been fully subscribed by DPI's existing shareholders and $1,666,000 of debt financing has been provided by Investissement Québec.

        Total debt at September 30, 2003 decreased to $10,202,000 from $13,758,000 at June 30, 2003 and $13,610,000 at December 31, 2002. During the third quarter of 2003, the company reduced its outstanding third party debt through the repayment of its secured revolving credit facility at DPI and the repayment of its unsecured subordinated obligation related to the in-licensing of Permax® (DRAXIS Health Inc.).

        As at September 30, 2003, the Company's debt was comprised as follows:

  •
  CDN$1,500,000 secured revolving credit facility of which $nil was drawn at September 30, 2003 (DRAXIS Health Inc.);

  •
  $5,550,000 secured bank term loan (DPI);

  •
  $1,666,000 secured subordinated term loan from Investissement Québec (DPI); and

  •
  $2,986,000 unsecured subordinated term loan from SGF (DPI).

        Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options and employee participation shares generated $83,000 in the third quarter and for the nine month period ended September 30, 2003 as compared to $nil and $816,000 for the same periods of 2002.

        In the third quarter of 2003, and 2002, the Company did not receive any proceeds from the issuance of treasury shares of DPI. For the nine month periods ended September 30, 2003 and 2002 the Company received $365,000 and $267,000 respectively. In the third quarter of 2003, the Company repurchased shares from minority interest amounting to $140,000.

Canadian GAAP

        The differences between U.S. and Canadian GAAP which affect net income (loss) for the quarters ended September 30, 2003 and 2002 are summarized in the following table:

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,
	2003	2002	2003	2002
	(in thousands of U.S. dollars)
Net income as reported under U.S. GAAP	$5,845	$392	$11,681	$1,477

Continuing operations
Amortization expense, net of tax	(599)	(586)	(1,688)	(1,804)
Other	—	(5)	—	79

	(599)	(591)	(1,688)	(1,725)

Discontinued operations
Amortization expense, net of tax	(30)	(158)	(221)	(473)
Recovery (provision) for future losses, net of tax	644	307	1,064	(1,493)
Net gain on disposal of product rights—net of tax	(316)	—	(3,567)	—
	298	149	(2,724)	(1,966)

Net income (loss) under Canadian GAAP	$5,544	$(50)	$7,269	$(2,215)

Continuing Operations

        Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of DAHI which was treated as acquired research and development and the portion of the 1997 acquisition cost of the Company's radiopharmaceutical business assigned to acquired research and development.

Discontinued Operations

        Amortization expense associated with discontinued operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the acquisition cost of acquired research and development in 1999 and technical assistance costs.

        Under Canadian GAAP, the Company has made a provision at the measurement date for future losses from discontinued operations in the third quarter of 2002. No net losses were expected under U.S. GAAP. Accordingly, under Canadian GAAP, operating losses from discontinued operations between the measurement date and the disposal date are charged against the provision.

        Under Canadian GAAP, net gain on disposal of product rights is lower than U.S. GAAP as the costs of licenses for products for which market regulatory approval has not been received are deferred and amortized on a straight-line basis over the relevant period of the related agreement. Whereas under U.S. GAAP, the costs of these licenses are expensed as acquired in-process research and development.

OUTLOOK

        The Company's primary operational focus for 2003 continues to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company's capabilities and that contribute to the long-term value of the Company.

        The Company's longer term objective for its radiopharmaceutical business is to leverage its existing business base and record of regulatory approvals to become a significant North American and international competitor in this highly specialized market through a combination of increasing sales of existing products, the identification and commercialization of additional product opportunities, development of its new product pipeline and possible acquisitions, consistent with its well defined business focus.

        DRAXIMAGE is expected to continue to grow in 2003 through increasing sales of existing products in the U.S., introduction of new products into the U.S., including its recently approved and launched Sodium Iodide I-131 kit, as well as expansion into non-North American jurisdictions.

        Sales of BrachySeed® implants are not expected to increase in 2003 at the same rate experienced in 2002. As expected, product sales in the third quarter of 2003 were below those of the same quarter in 2002, following the termination of agreements with the Company's former U.S. BrachySeed® licensee, while alternative direct marketing, sales and distribution strategies for BrachySeed® have been implemented. Management expects that continued emphasis on quality, customer service and pricing will be the key factors for the future success of BrachySeed®.

        The outlook for EBITDARD margins in the radiopharmaceutical segment in 2003 relative to 2002 is positive as a result of increased new product sales and the reduction of inventory losses related to BrachySeed® Pd-103.

        In 2003 and beyond the Company expects to increase its investment in the development of its radiopharmaceutical product pipeline.

        The Company believes that long-term growth potential for DRAXIMAGE should be divided between the potential for its five innovative radiopharmaceutical products currently under development and opportunities excluding these products. Although each of DRAXIMAGE's five innovative products under development address substantial unmet market needs and thus has considerable potential, given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, any of these products will achieve commercialization.

        Excluding the potential impact of the five innovative radiopharmaceutical products currently under development, the Company's target is to achieve radiopharmaceutical revenues within the next five years of $30 million to $35 million (representing more than three times its 2002 base) together with improving profitability margins.

        The Company's longer term objective for its manufacturing business is to leverage its existing capabilities and its excellence in regulatory compliance to increase third party contract manufacturing revenues while managing costs to achieve improving levels of profitability associated with increased capacity utilization. Capacity utilization at DPI varies by production flow but on average during 2002 was approximately 25% to 35% based on current capabilities. The company does expect to face challenges associated with the expected growth and the growing demands on capacity.

        In 2003 DPI will also be focused on the successful execution of its three year, $12 million capital plan including the installation of the second lyophilizer, which will triple DPI's current capacity in this highly specialized area. A major part of the installation will take place in latter part of 2003 and into 2004 and will require a shutdown period in the sterile area which will be planned according to customer demand requirements.

        The Company's target is to achieve manufacturing revenues within the next five years from its Montreal facility of $40 million to $50 million (representing more than two times its 2002 base) together with improving profitability margins.

        In general, the timing of regulatory approvals will be the major factor determining the rate of revenue and earnings growth for both the Company's radiopharmaceutical and manufacturing businesses.

        In 2003, the Company's Corporate and Other segment is expected to experience a decline in revenues and earnings following the completion of revenue recognition in 2002 associated with a non-recurring Anipryl® payment received in 2001.

        The company's balance sheet at the end of September 2003 reflects a marked improvement in the financial position of the Company. The completion of the divestiture of the remaining assets and liabilities of DRAXIS Pharmaceutica provides the Company with increased flexibility to execute on its strategic plan to focus on the core radiopharmaceutical and specialty contract manufacturing businesses. Increased liquidity combined with the senior management realignment will be directed towards achieving the objective of enhancing the value of DRAXIS' core businesses. In the third quarter of 2003, the Company significantly reduced its debt levels and plans to continue to reduce and/or restructure its existing third party debt arrangements in a manner consistent with best serving the future growth of its core businesses.

        Management expects operating cash flow, before changes in non-financial working capital, to be positive in 2003.

        Management no longer expects the capital expenditures in 2003 to increase over 2002 levels as the timing of capital expenditures have been modified to minimize the impact on the sterile area in order to meet customer requirements. Nevertheless, the Company continues to expect to complete its previously announced three-year capital plan in 2004.

        With the Company's current cash balances, reduced operating cash requirements and established financing arrangements, management expects to have sufficient liquidity available to fund the Company's cash requirements in 2003. Any investments or acquisitions of businesses, products or technologies may require additional funding.

Accounting Matters

Critical Accounting Policies and Estimates

        The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

        A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2002 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

        Recognition of Licensing Revenue—License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

        Deferred Tax Assets—Realization of the net deferred tax assets is dependent on the Company's ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted.

Termination of BrachySeed® Agreements

        In January 2003, DRAXIMAGE's agreements with its BrachySeed® licensee in the U.S was effectively terminated with no further transactions taking place under the agreement. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

        Under the terms of the original agreement, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010. As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436,000 was included in income for the three month period ended March 31, 2003 as royalty and licensing revenue.

Discontinued Operations

        Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. Commencing in the second quarter of 2002, the revenues and expenses related to Alertec® were included in the results related to continuing operations and not discontinued operations due to management's decision in 2002 to retain the Canadian product rights due to uncertainty of being able to attain the third-party approval required to be able to include these rights as part of the divestiture of DRAXIS Pharmaceutica. As a result of attaining the required third party approval, the Canadian product rights to Alertec® were included in the sale of the remaining assets and liabilities of DRAXIS Pharmaceutica to Shire (See Corporate Matters—Sale of Discontinued Operations).

Insurance Proceeds

        On July 28, 2003, DRAXIS received insurance proceeds of $730,000 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000. The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DPI. FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the income statement when incurred. No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. As a result of the cash receipt and settlement of its claim, the Company recorded as a reduction in cost of goods sold, the amount of the insurance claim received to match where costs associated with claim were previously charged.

Recent Accounting Pronouncements

Stock-Based Compensation

        In September 2003, the Accounting Standards Board ("AcSB") of Canadian Institute of Chartered Accountants released revised transitional provisions for Section 3870, to provide the same alternative methods of transition as is provided under U.S. GAAP for voluntary adoption of the fair value based method of accounting as it applies to stock based compensation. These provisions permit either retroactive (with or without restatement) or prospective application of the recognition provisions to awards not previously accounted for at fair value. Prospective application is only available to enterprises that elect to apply the fair value based method of accounting to that type of award for fiscal years beginning before January 1, 2004.

        The AcSB agreed that share-based transactions should be measured on a fair value basis, and also agreed to amend Section 3870 to require that all transactions whereby goods and services are received in exchange for stock-based compensation and other payments result in expenses that should be recognized in financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004.

        Draxis is reviewing the impact of the transitional provisions and will determine in the fourth quarter of 2003, whether to apply to the transitional provisions on a prospective basis beginning with results of the fourth quarter of 2003 for Canadian GAAP purposes and will determine whether it will adopt voluntarily the fair value basis of accounting under U.S. GAAP using the transitional provisions applicable to Company in accordance with FAS 148 Accounting for Stock-Based Compensation—Transition and Disclosure.

        For a summary of other recent accounting pronouncements, see Note 28 to the Company's 2002 consolidated financial statements.

Non-GAAP Measures

        The terms EBITDARD, EBITDA (pre R&D), EBITDA and net income and earnings per share before non-recurring items used herein do not have standardized meanings prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS uses such terms as measures to assess the operating performance of its on-going businesses and believes that most shareholders and investors prefer such measures, since they are consistent with industry practice for analyzing operating performance. Such measures are used consistently and explicitly defined, and excluded charges are clearly identified. Such measures should not be construed as the equivalent of net cash flows from operating activities.

Forward-Looking Statements

        Certain statements contained in this report may constitute forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions; clinical trial results; the establishment of new corporate alliances; the impact of competitive products and pricing; the timely development, regulatory approval and market acceptance of the Company's products; and other risks detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities

DRAXIS HEALTH INC.
Consolidated Statements of Operations
In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,
	2003	2002	2003	2002
REVENUES
Product sales	$10,987	$6,858	$28,095	$22,610
Royalty and licensing (Note 5)	1,978	2,014	6,713	6,194

	12,965	8,872	34,808	28,804

EXPENSES
Cost of goods sold (Note 4)	6,811	5,558	19,211	17,452
Selling, general and administration	2,362	1,496	7,094	5,551
Research and development	430	805	1,119	1,672
Depreciation and amortization	809	711	2,362	2,081

	10,412	8,570	29,786	26,756

Operating income	2,553	302	5,022	2,048
Interest (expense) income, net	(172)	128	(1,229)	(334)

Income before undernoted	2,381	430	3,793	1,714
Income taxes	644	67	863	(79)
Minority interest	(4)	172	332	252

Income from continuing operations	1,733	535	3,262	2,045
Income (loss) from discontinued operations, net of taxes (Note 3)	4,112	(143)	8,419	(568)

Net income	$5,845	$392	$11,681	$1,477

Basic income (loss) per share
from continuing operations	$0.047	$0.014	$0.088	$0.055
from discontinued operations	0.111	(0.004)	0.227	(0.015)

	$0.158	$0.010	$0.315	$0.040

Diluted income (loss) per share
from continuing operations	$0.047	$0.014	$0.088	$0.055
from discontinued operations	0.111	(0.004)	0.227	(0.015)

	$0.158	$0.010	$0.315	$0.040

Weighted-average number of shares outstanding
—basic	37,074,586	37,081,190	37,090,383	36,945,476
—diluted	37,074,586	37,110,924	37,090,383	37,420,002

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Balance Sheets
In Accordance with U.S. GAAP

(in thousands of U.S. dollars)
(unaudited)

	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002
ASSETS
CURRENT
Cash and cash equivalents	$10,233	$1,904	$5,907	$4,899
Accounts receivable	10,347	8,718	6,177	7,934
Inventories	6,473	8,192	7,252	6,134
Prepaid expenses	823	1,103	507	415
Deferred income taxes, net	1,895	1,545	972	990

	29,771	21,462	20,815	20,372
Property, plant and equipment, net	30,991	30,484	27,777	26,054
Goodwill, net	648	651	596	556
Intangible assets, net	2,400	7,932	7,762	7,724
Other assets	458	540	564	627
Deferred income taxes, net	9,732	12,055	11,656	12,618

	$74,000	$73,124	$69,170	$67,951

LIABILITIES
CURRENT
Bank loan	$—	$1,537	$534	$884
Accounts payable and accrued liabilities	7,499	6,899	7,549	9,189
Current portion of deferred revenues	5,412	5,326	5,157	5,142
Current portion of long-term debt	938	1,833	1,678	2,158
Customer deposits	618	1,096	2,124	2,314

	14,467	16,691	17,042	19,687
Deferred revenues	8,891	10,201	11,284	13,852
Long-term debt	9,264	10,388	9,338	10,568
Minority interest	4,096	4,303	3,967	3,617

	$36,718	$41,583	$41,631	$47,724

SHAREHOLDERS' EQUITY
Common stock, without par value of unlimited shares authorized	$60,665	$60,582	$60,652	$60,652
Additional paid in capital	15,555	15,555	15,550	15,550
Employee participation shares; 2,000,000 shares authorized	113	140	140	140
Less: loans receivable	(113)	(140)	(140)	(140)
Deficit	(37,002)	(42,847)	(43,673)	(48,683)
Accumulated other comprehensive loss	(1,936)	(1,749)	(4,990)	(7,292)

	37,282	31,541	27,539	20,227

	$74,000	$73,124	$69,170	$67,951

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Statements of Shareholders' Equity
In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,
	2003	2002	2003	2002
Common Stock (Number of Shares)
Balance, beginning of period	37,048,390	37,081,190	37,098,690	36,613,434
Exercise of options	50,000	—	50,000	450,668
Exercise of employee participation shares	—	—	—	17,088
Repurchased for cancellation	—	—	(50,300)	—

Balance, end of period	37,098,390	37,081,190	37,098,390	37,081,190

Common Stock
Balance, beginning of period	$60,582	$60,597	$60,652	$59,781
Exercise of options	83	27	83	789
Exercise of employee participation shares	—	—	—	54
Repurchased for cancellation	—	—	(70)	—

Balance, end of period	$60,665	$60,624	$60,665	$60,624

Additional Paid In Capital
Balance, beginning of period	$15,555	$15,560	$15,550	$15,476
Stock compensation	—	(84)	—	—
Common shares purchased for cancellation	—	—	5	—

Balance, end of period	$15,555	$15,476	$15,555	$15,476

Employee Participation Shares
Balance, beginning of period	$140	$140	$140	$166
Cancellation of employee participation shares	(27)	—	(27)	—
Exercise of employee participation shares	—	—	—	(26)

Balance, end of period	$113	$140	$113	$140

Employee Participation Shares—Loans Receivable
Balance, beginning of period	$(140)	$(140)	$(140)	$(166)
Cancellation of employee participation shares	27	—	27	—
Exercise of employee participation shares	—	—	—	26

Balance, end of period	$(113)	$(140)	$(113)	$(140)

Warrants
Balance, beginning of period	$—	$74	$—	$74

Balance, end of period	$—	$74	$—	$74

Deficit
Balance, beginning of period	$(42,847)	$(49,784)	$(48,683)	$(50,869)
Net income	5,845	392	11,681	1,477

Balance, end of period	$(37,002)	$(49,392)	$(37,002)	$(49,392)

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	$(1,749)	$(6,007)	$(7,292)	$(7,584)
Other comprehensive income (loss)	(187)	(1,321)	5,356	256

Balance, end of period	(1,936)	(7,328)	(1,936)	(7,328)

Total shareholders' equity	$37,282	$19,454	$37,282	$19,454

Comprehensive Income
Foreign currency translation adjustments	$(187)	$(1,321)	$5,356	$256

Other comprehensive income (loss)	(187)	(1,321)	5,356	256
Net income	5,845	392	11,681	1,477

Total comprehensive income (loss)	$5,658	$(929)	$17,037	$1,733

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Statements of Cash Flows
In Accordance with U.S. GAAP

(in thousands of U.S. dollars)
(unaudited)

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,
	2003	2002	2003	2002
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
Net income from continuing operations	$1,733	$535	$3,262	$2,045
Adjustments to reconcile net income from continuing operations to net cash (used in) from operating activities
Amortization of deferred revenues	(1,296)	(1,574)	(5,327)	(4,732)
Depreciation and other amortization	809	711	2,362	2,081
Stock compensation	—	(57)	—	28
Deferred income taxes	308	(287)	105	(836)
Minority interest	4	(172)	(332)	(252)
Other	121	133	467	249
Changes in operating assets and operating liabilities
Accounts receivable	(1,703)	958	(1,263)	413
Inventories	155	(231)	(749)	6
Income taxes	67	285	(729)	(1,043)
Prepaid expenses	270	(3)	(319)	(500)
Accounts payable and accrued liabilities	577	878	(2,272)	(349)

	1,045	1,176	(4,795)	(2,890)

CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(1,387)	(1,801)	(2,399)	(3,954)
Increase in intangible assets	—	—	(122)	—
Increase in deferred revenues	69	—	165	899

	(1,318)	(1,801)	(2,356)	(3,055)

CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
Proceeds from bank loan	4,023	—	4,942	314
Repayment of bank loan	(5,525)	—	(5,927)	(708)
Proceeds from long-term debt	—	690	947	2,588
Repayment of long-term debt	(230)	—	(2,772)	(172)
Proceeds from customer deposits	25	15	80	260
Repayment of customer deposits	(490)	—	(2,070)	—
Exercise of warrants and options	83	—	83	816
Common shares purchased for cancellation	—	—	(65)	—
Issue of common shares by subsidiary to minority interest	—	—	365	267
Repurchase of common shares by subsidiary from minority interest	(140)	—	(140)	—

	(2,254)	705	(4,557)	3,365

Effect of foreign exchange rate changes on cash and cash equivalents	116	90	124	(41)

Net cash (used in) from continuing operations	(2,411)	170	(11,584)	(2,621)
Net cash from (used in) discontinued operations	10,740	26	16,918	(639)

Net increase (decrease) in cash and cash equivalents	8,329	196	5,334	(3,260)

Cash and cash equivalents, beginning of period	1,904	2,146	4,899	5,602

Cash and cash equivalents, end of period	$10,233	$2,342	$10,233	$2,342

Additional Information
Interest paid	$122	$169	$578	$320
Income taxes paid	$588	$19	$1,606	$1,791

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Notes to the Consolidated Financial Statements
In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

1.     Significant Accounting Policies

        These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

        The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar. For the current and prior periods, the financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheets as accumulated other comprehensive loss.

        The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002.

        The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2002, other than as noted herein.

        The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 2003 and the results of operations and cash flows for the quarter ended September 30, 2003 and 2002.

2.     Accounting Change

        Effective January 1, 2002, the Company adopted the new recommendations of the Statement of Financial Accounting Standards ("SFAS") with respect to Statement No. 142, "Goodwill and Other Intangible Assets". Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter. The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment. The Company does not have any intangible assets with indefinite lives.

3.     Discontinued Operations

        In January 2002, the Company announced that it had entered into a binding letter of intent (subject to satisfaction of various conditions) to sell DRAXIS Pharmaceutica to Elan. On June 4, 2002, the Company announced that it had modified the terms of the proposed sales, primarily by the exclusion of the product rights to Alertec®.

        DRAXIS received several non-binding offers related to the possible acquisition of DRAXIS Pharmaceutica following the August 2002 announcement that Elan had decided not to proceed with its planned acquisition of this division.

        On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan to return the Canadian rights for several of Elan's neurology products in exchange for a cash payment of $6,500 and realized an after tax gain of $4,286 on this transaction.

        On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire BioChem Inc. ("Shire"), of substantially all remaining products of the division. The Company has received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years. The Company realized an after tax gain of $4,054, net of transaction and related charges. In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products. The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®.

        Pursuant to APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the quarter ended September 30, 2003 and all comparative periods presented have been restated. In the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations no longer include revenues and expenses directly attributable to Alertec® up until such time the third party approval can be obtained. As a result of the ability to obtain third party approval upon closing with Shire, management decided to dispose of Alertec® through the sale of the Canadian rights to Shire.

        Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

        The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,
	2003	2002	2003	2002
Revenues	$493	$2,020	$4,113	$4,885

Operating income (loss) from discontinued operations—net of tax	58	(143)	79	(568)
Net gain on disposal of product rights—net of tax	4,054	—	8,340	—

Net income (loss) from discontinued operations—net of tax	$4,112	$(143)	$8,419	$(568)

4.     Cost of Goods Sold

        On July 28, 2003, Draxis received insurance proceeds of $730 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000. The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DRAXIS Pharma Inc. FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the income statement when incurred. No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. The proceeds were recognized as a reduction to cost of goods sold in the third quarter of 2003.

5.     Deferred Revenue

        In January 2003, DRAXIMAGE's agreements with its BrachySeed® licensee in the U.S was effectively terminated with no further transactions taking place on under the agreement. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

        Under the terms of the original agreement, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010. As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income for the nine month period ended September 30, 2003 as royalty and licensing revenue.

6.     Shareholders' Equity

  (a)    Stock Option Plan

        The following is a summary of common shares issuable pursuant to outstanding stock options:

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,
	2003	2002	2003	2002
Balance, beginning of period	3,407,109	3,244,276	3,314,109	3,358,444
Increase (decrease) resulting from:
Granted	445,000	322,500	735,000	702,500
Exercised	(50,000)	—	(50,000)	(450,668)
Cancelled	(175,000)	—	(180,000)	(43,500)
Expired	(284,333)	(56,000)	(476,333)	(56,000)

Balance, end of period	3,342,776	3,510,776	3,342,776	3,510,776

  (b)    Stock-based Compensation Costs

        The following outlines the impact and assumptions used if the compensation cost for the Company's stock options was determined under the fair value based method of accounting.

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,
	2003	2002	2003	2002
Net income as reported	$5,845	$392	$11,681	$1,477
Pro forma impact	(98)	(201)	(506)	(540)

Pro forma net income	$5,747	$191	$11,175	$937

Basic net income per share, as reported	$0.158	$0.010	$0.315	$0.040
Pro forma impact per share	(0.003)	(0.005)	(0.014)	(0.015)

Pro forma net income per share (Basic)	$0.155	$0.005	$0.301	$0.025
Pro forma net income per share (Diluted)	$0.155	$0.005	$0.301	$0.025

Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	60%-62%	62%-64%	60%-62%	62%-64%
Risk-free interest rate	3.8%-4.0%	4.1%-5.6%	3.8%-4.1%	4.1%-5.6%
Expected option life	5-10 yrs	5 yrs	5-10 yrs	5 yrs

7.     Segmented Information

  Industry Segmentation

        For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,
	2003	2002	2003	2002
PRODUCT SALES REVENUES
Radiopharmaceuticals	$4,012	$2,407	$10,362	$7,388
Manufacturing	7,079	4,542	18,317	15,560
Corporate and Other	(104)	(91)	(584)	(338)

	$10,987	$6,858	$28,095	$22,610

ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$—	$128	$1,521	$323
Manufacturing	—	—	—	—
Corporate and Other	1,978	1,886	5,192	5,871

	$1,978	$2,014	$6,713	$6,194

TOTAL REVENUES
Radiopharmaceuticals	$4,012	$2,535	$11,883	$7,711
Manufacturing	7,079	4,542	18,317	15,560
Corporate and Other	1,874	1,795	4,608	5,533

	$12,965	$8,872	$34,808	$28,804

SEGMENT INCOME (LOSS)[1]
Radiopharmaceuticals	$1,585	$(305)	$4,468	$583
Manufacturing	681	(94)	492	234
Corporate and Other	1,096	1,412	2,424	3,312

	$3,362	$1,013	$7,384	$4,129

DEPRECIATION AND AMORTIZATION
Radiopharmaceuticals	$215	$185	$610	$530
Manufacturing	354	295	1,014	859
Corporate and Other	240	231	738	692

	$809	$711	$2,362	$2,081

OPERATING INCOME (LOSS)[2]
Radiopharmaceuticals	$1,370	$(490)	$3,858	$53
Manufacturing	327	(389)	(522)	(625)
Corporate and Other	856	1,181	1,686	2,620

	$2,553	$302	$5,022	$2,048

	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$11,498	$11,979	$10,618	$10,823
Manufacturing	39,658	37,391	32,536	30,701
Corporate and Other	22,844	23,754	26,016	26,427

	$74,000	$73,124	$69,170	$67,951

1
Segment income (loss) from continuing operations before depreciation and amortization, interest, income taxes and minority interest.

2
Segment income (loss) from continuing operations before interest, income taxes and minority interest.

Geographic Segmentation

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,
	2003	2002	2003	2002
REVENUES[1]
Canada	$5,193	$4,955	$15,926	$17,189
United States	7,564	3,902	18,542	11,482
Other	208	15	340	133

	$12,965	$8,872	$34,808	$28,804

	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002
LONG-LIVED ASSETS[2]
Canada	$34,039	$39,067	$36,135	$34,334
United States	—	—	—	—

	$34,039	$39,067	$36,135	$34,334

1
Revenues are attributable to countries based upon the location of the customer.

2
Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

8.     Comparative Information

        The Company has reclassified certain prior period's information to conform with the current presentation format.

DRAXIS HEALTH INC.
Consolidated Statements of Operations
In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,
	2003	2002	2003	2002
REVENUES
Product sales	$10,987	$6,858	$28,095	$22,610
Royalty and licensing (Note 5)	1,978	2,014	6,713	6,194

	12,965	8,872	34,808	28,804

EXPENSES
Cost of goods sold (Note 4)	6,811	5,558	19,211	17,452
Selling, general and administration	2,362	1,496	7,094	5,551
Research and development	430	805	1,019	1,612
Investment tax credits on research and development	(99)	(135)	(233)	(346)
Amortization	1,450	1,325	4,242	3,917

	10,954	9,049	31,333	28,186

Operating income (loss)	2,011	(177)	3,475	618
Interest (expense) income, net	(172)	128	(1,229)	(334)

Income (loss) before undernoted	1,839	(49)	2,246	284
Income taxes	705	173	994	197
Minority interest	(4)	172	332	252

Income (loss) from continuing operations	1,130	(50)	1,584	339
Income (loss) from discontinued operations, net of taxes (Note 3)	4,414	—	5,685	(2,554)

Net income (loss)	$5,544	$(50)	$7,269	$(2,215)

Basic income (loss) per share
from continuing operations	$0.030	$(0.001)	$0.043	$0.009
from discontinued operations	0.119	—	0.153	(0.069)

	$0.149	$(0.001)	$0.196	$(0.060)

Diluted income (loss) per share
from continuing operations	$0.030	$(0.001)	$0.043	$0.009
from discontinued operations	0.119	—	0.153	(0.069)

	$0.149	$(0.001)	$0.196	$(0.060)

Weighted-average number of shares outstanding
—basic	37,074,586	37,081,190	37,090,383	36,945,476
—diluted	37,074,586	37,110,924	37,090,383	37,420,002

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Balance Sheets
In Accordance with Canadian GAAP

(in thousands of U.S. dollars)
(unaudited)

	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002
ASSETS
CURRENT
Cash and cash equivalents	$10,233	$1,904	$5,907	$4,899
Accounts receivable	10,347	8,718	6,177	7,934
Inventories	6,473	8,192	7,252	6,134
Prepaid expenses	823	1,103	507	415
Future income taxes, net	1,895	1,545	972	990

	29,771	21,462	20,815	20,372
Property, plant and equipment, net	30,991	30,484	27,777	26,054
Goodwill, net	648	651	596	556
Intangible assets, net	11,196	17,883	18,052	23,052
Other assets	458	540	564	627
Future income taxes, net	8,853	10,980	10,626	10,241

	$81,917	$82,000	$78,430	$80,902

LIABILITIES
CURRENT
Bank loan	$—	$1,537	$534	$884
Accounts payable and accrued liabilities	7,499	7,541	8,126	10,254
Current portion of deferred revenues	5,412	5,326	5,157	5,142
Current portion of long-term debt	938	1,833	1,678	2,158
Customer deposits	618	1,096	2,124	2,314

	14,467	17,333	17,619	20,752
Deferred revenues	8,891	10,201	11,284	13,852
Long-term debt	8,964	10,088	9,338	10,268
Minority interest	4,396	4,603	3,967	3,917

	$36,718	$42,225	$42,208	$48,789

SHAREHOLDERS' EQUITY
Common stock, without par value of unlimited shares authorized	$51,059	$50,976	$51,046	$51,046
Contributed surplus	6,553	6,553	6,548	6,548
Employee participation shares; 2,000,000 shares authorized	106	131	131	131
Less: loans receivable	(106)	(131)	(131)	(131)
Deficit	(16,952)	(22,496)	(22,729)	(24,221)
Cumulative translation adjustment	4,539	4,742	1,357	(1,260)

	45,199	39,775	36,222	32,113

	$81,917	$82,000	$78,430	$80,902

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Statements of Shareholders' Equity
In Accordance with Canadian GAAP

(in thousands of U.S. dollar)
(unaudited)

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,
	2003	2002	2003	2002
Common Stock (Number of Shares)
Balance, beginning of period	37,048,390	37,081,190	37,098,690	36,613,434
Exercise of options	50,000	—	50,000	450,668
Exercise of employee participation shares	—	—	—	17,088
Repurchased for cancellation	—	—	(50,300)	—

Balance, end of period	37,098,390	37,081,190	37,098,390	37,081,190

Common Stock
Balance, beginning of period	$50,976	$50,991	$51,046	$50,175
Exercise of options	83	27	83	789
Exercise of employee participation shares	—	—	—	54
Repurchased for cancellation	—	—	(70)	—

Balance, end of period	$51,059	$51,018	$51,059	$51,018

Contributed Surplus
Balance, beginning of period	$6,553	$6,560	$6,548	$6,476
Stock compensation	—	(84)	—	—
Common shares purchased for cancellation	—	—	5	—

Balance, end of period	$6,553	$6,476	$6,553	$6,476

Employee Participation Shares
Balance, beginning of period	$131	$131	$131	$157
Cancellation of employee participation shares	(25)	—	(25)	—
Exercise of employee participation shares	—	—	—	(26)

Balance, end of period	$106	$131	$106	$131

Employee Participation Shares—Loans Receivable
Balance, beginning of period	$(131)	$(131)	$(131)	$(157)
Cancellation of employee participation shares	25	—	25	—
Exercise of employee participation shares	—	—	—	26

Balance, end of period	$(106)	$(131)	$(106)	$(131)

Warrants
Balance, beginning of period	$—	$72	$—	$72

Balance, end of period	$—	$72	$—	$72

Deficit
Balance, beginning of period	$(22,496)	$(24,561)	$(24,221)	$(22,396)
Net income (loss)	5,544	(50)	7,269	(2,215)

Balance, end of period	$(16,952)	$(24,611)	$(16,952)	$(24,611)

Cumulative Translation Adjustment
Balance, beginning of period	$4,742	$213	$(1,260)	$(1,610)
Foreign currency translation adjustments	(203)	(1,514)	5,799	309

Balance, end of period	4,539	(1,301)	4,539	(1,301)

Total shareholders' equity	$45,199	$31,654	$45,199	$31,654

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Statements of Cash Flows
In Accordance with Canadian GAAP

(in thousands of U.S. dollars)
(unaudited)

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,
	2003	2002	2003	2002
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
Net income (loss) from continuing operations	$1,130	$(50)	$1,584	$339
Adjustments to reconcile net income (loss) from continuing operations to net cash (used in) from operating activities
Amortization of deferred revenues	(1,296)	(1,574)	(5,327)	(4,732)
Amortization	1,450	1,325	4,242	3,917
Stock compensation	—	(57)	—	28
Future income taxes	382	(181)	249	(906)
Minority interest	4	(172)	(332)	(252)
Other	89	133	335	249
Changes in operating assets and operating liabilities
Accounts receivable	(1,703)	958	(1,262)	413
Inventories	155	(231)	(749)	6
Income taxes	67	285	(729)	(1,043)
Prepaid expenses	270	(3)	(320)	(500)
Accounts payable and accrued liabilities	577	878	(2,272)	(349)

	1,125	1,311	(4,581)	(2,830)

CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(1,387)	(1,801)	(2,399)	(3,954)
Increase in intangible assets	—	—	(122)	(60)
Increase in deferred revenues	69	—	165	899

	(1,318)	(1,801)	(2,356)	(3,115)

CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
Proceeds from bank loan	4,023	—	4,942	314
Repayment of bank loan	(5,525)	—	(5,927)	(708)
Proceeds from long-term debt	—	690	947	2,588
Repayment of long-term debt	(230)	—	(2,772)	(172)
Proceeds from customer deposits	25	15	80	260
Repayment of customer deposits	(490)	—	(2,070)	—
Exercise of warrants and options	83	—	83	816
Common shares purchased for cancellation	—	—	(65)	—
Issue of common shares by subsidiary to minority interest	—	—	365	267
Repurchase of common shares by subsidiary from minority interest	(140)	—	(140)	—

	(2,254)	705	(4,557)	3,365

Effect of foreign exchange rate changes on cash and cash equivalents	36	(45)	(90)	(41)

Net cash (used in) from continuing operations	(2,411)	170	(11,584)	(2,621)

Net cash from (used in) discontinued operations	10,740	26	16,918	(639)

Net increase (decrease) in cash and cash equivalents	8,329	196	5,334	(3,260)

Cash and cash equivalents, beginning of period	1,904	2,146	4,899	5,602

Cash and cash equivalents, end of period	$10,233	$2,342	$10,233	$2,342

Additional Information
Interest paid	$122	$169	$578	$320
Income taxes paid	$588	$19	$1,606	$1,791

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Notes to the Consolidated Financial Statements
In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

1.     Significant Accounting Policies

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

        The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar. The financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheets as cumulative translation adjustment. For periods prior to January 1, 2001, consolidated results previously reported in Canadian dollars have been translated into U.S. dollars using the translation of convenience method whereby all Canadian dollar amounts were converted into U.S. dollars at the closing exchange rate at December 31, 2000.

        The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002.

        The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2002, other than as noted herein.

        The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 2003 and the results of operations and cash flows for the quarter ended September 30, 2003 and 2002.

2.     Accounting Changes

  (a)    Goodwill and Other Intangible Assets

        Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to Section 3062, "Goodwill and Other Intangible Assets". Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter. The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment. The Company does not have any intangible assets with indefinite lives.

  (b)    Foreign Currency Translation

        Effective January 1, 2002, the Company adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with no impact on prior periods.

  (c)    Stock-based Compensation Costs

        Effective January 1, 2002, the Company adopted the new recommendations of the CICA with respect to Section 3870 "Stock-based compensation and other stock-based payments". Under this new standard, which can only be applied prospectively to awards granted after adoption, a fair value must be determined for options at the date of grant and such fair value be recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method, however, if the intrinsic based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied. The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share options plans.

3.     Discontinued Operations

        In January 2002, the Company announced that it had entered into a binding letter of intent (subject to satisfaction of various conditions) to sell DRAXIS Pharmaceutica to Elan. On June 4, 2002, the Company announced that it had modified the terms of the proposed sales, primarily by the exclusion of the product rights to Alertec®.

        DRAXIS received several non-binding offers related to the possible acquisition of DRAXIS Pharmaceutica following the August 2002 announcement that Elan had decided not to proceed with its planned acquisition of this division.

        On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan to return the Canadian rights for several of Elan's neurology products in exchange for a cash payment of $6,500 and realized an after tax gain of $1,035 on this transaction.

        On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire BioChem Inc. ("Shire"), of substantially all remaining products of the division. The Company has received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years. The Company realized an after tax gain of $3,738, net of transaction and related charges. In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products. The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®.

        Pursuant to the CICA recommendation, Section 3475: "Discontinued Operations", the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the quarter ended September 30, 2003 and all comparative periods presented have been restated. In the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations no longer include revenues and expenses directly attributable to Alertec® up until such time the third party approval can be obtained. As a result of the ability to obtain third party approval upon closing with Shire, management decided to dispose of Alertec® through the sale of the Canadian rights to Shire.

        Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

        The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,
	2003	2002	2003	2002
Revenues	$493	$2,020	$4,113	$4,885

Operating (loss) income from discontinued operations—net of tax	32	(307)	(152)	(1,061)
Net gain on disposal of product rights—net of tax	3,738	—	4,773	—
Recovery (provision) for future losses—net of tax	644	307	1,064	(1,493)

Net income (loss) from discontinued operations—net of tax	$4,414	$—	$5,685	$(2,554)

4.     Cost of Goods Sold

        On July 28, 2003, Draxis received insurance proceeds of $730 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000. The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DRAXIS Pharma Inc. FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the income statement when incurred. No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. The proceeds were recognized as a reduction to cost of goods sold in the third quarter of 2003.

5.     Deferred Revenue

        In January 2003, DRAXIMAGE's agreements with its BrachySeed® licensee in the U.S was effectively terminated with no further transactions taking place on under the agreement. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

        Under the terms of the original agreement, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010. As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income for the nine month period ended September 30, 2003 as royalty and licensing revenue.

6.     Shareholders' Equity

  (a)    Stock Option Plan

        The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options:

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,
	2003	2002	2003	2002
Balance, beginning of period	3,407,109	3,244,276	3,314,109	3,358,444
Increase (decrease) resulting from:
Granted	445,000	322,500	735,000	702,500
Exercised	(50,000)	—	(50,000)	(450,668)
Cancelled	(175,000)	—	(180,000)	(43,500)
Expired	(284,333)	(56,000)	(476,333)	(56,000)

Balance, end of period	3,342,776	3,510,776	3,342,776	3,510,776

  (b)    Stock-based Compensation Costs

        The following outlines the impact and assumptions used if the compensation cost for the Company's stock options was determined under the fair value based method of accounting.

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,
	2003	2002	2003	2002
Net income (loss) as reported	$5,544	$(50)	$7,269	$(2,215)
Pro forma impact	(132)	(76)	(352)	(166)

Pro forma net income (loss)	$5,412	$(126)	$6,917	$(2,381)

Basic net income (loss) per share, as reported	$0.149	$(0.001)	$0.196	$(0.060)
Pro forma impact per share	(0.004)	(0.002)	(0.009)	(0.004)

Pro forma net income (loss) per share (Basic)	$0.145	$(0.003)	$0.187	$(0.064)
Pro forma net income (loss) per share (Diluted)	$0.145	$(0.003)	$0.187	$(0.064)

Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	60%-62%	62%-54%	60%-62%	62%-64%
Risk-free interest rate	3.8%-4.0%	4.1%-5.6	3.8%-4.1%	4.1%-5.6%
Expected option life	5-10 yrs	5 yrs	5-10 yrs	5 yrs

7.     Segmented Information

Industry Segmentation

        For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,
	2003	2002	2003	2002
PRODUCT SALES REVENUES
Radiopharmaceuticals	$4,012	$2,407	$10,362	$7,388
Manufacturing	7,079	4,542	18,317	15,560
Corporate and Other	(104)	(91)	(584)	(338)

	$10,987	$6,858	$28,095	$22,610

ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$—	$128	$1,521	$323
Manufacturing	—	—	—	—
Corporate and Other	1,978	1,886	5,192	5,871

	$1,978	$2,014	$6,713	$6,194

TOTAL REVENUES
Radiopharmaceuticals	$4,012	$2,535	$11,883	$7,711
Manufacturing	7,079	4,542	18,317	15,560
Corporate and Other	1,874	1,795	4,608	5,533

	$12,965	$8,872	$34,808	$28,804

SEGMENT INCOME (LOSS)[1]
Radiopharmaceuticals	$1,684	$(170)	$4,801	$989
Manufacturing	681	(94)	492	234
Corporate and Other	1,096	1,412	2,424	3,312

	$3,461	$1,148	$7,717	$4,535

AMORTIZATION
Radiopharmaceuticals	$331	$288	$947	$837
Manufacturing	354	295	1,014	859
Corporate and Other	765	742	2,281	2,221

	$1,450	$1,325	$4,242	$3,917

OPERATING INCOME (LOSS)[2]
Radiopharmaceuticals	$1,353	$(458)	$3,854	$152
Manufacturing	327	(389)	(522)	(625)
Corporate and Other	331	670	143	1,091

	$2,011	$(177)	$3,475	$618

	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$13,650	$14,223	$12,650	$12,899
Manufacturing	39,658	37,391	32,536	30,701
Corporate and Other	28,609	30,386	33,244	37,302

	$81,917	$82,000	$78,430	$80,902

1
Segment income (loss) from continuing operations before amortization, interest, income taxes and minority interest.

2
Segment income (loss) from continuing operations before interest, income taxes and minority interest.

Geographic Segmentation

	For the Three Month Period Ended September 30,		For the Nine Month Period Ended September 30,
	2003	2002	2003	2002
REVENUES[1]
Canada	$5,193	$4,955	$15,926	$17,189
United States	7,564	3,902	18,542	11,482
Other	208	15	340	133
	$12,965	$8,872	$34,808	$28,804

	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002
LONG-LIVED ASSETS[2]
Canada	$36,120	$41,784	$38,665	$41,378
United States	6,717	7,234	7,760	8,284

	$42,837	$49,018	$46,425	$49,662

1
Revenues are attributable to countries based upon the location of the customer.

2
Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

8.     Comparative Information

        The Company has reclassified certain prior period's information to conform with the current presentation format.

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DRAXIS Health Reports Third Quarter Results
Net income from continuing operations of $0.05 per share on 46% revenue growth
FINANCIAL HIGHLIGHTS (thousands of U.S. dollars except per share amounts and in accordance with U.S. GAAP) (unaudited)
Financial Tables Attached
Management's Discussion and Analysis of Financial Condition and Results of Operations
—Quarter Ended September 30, 2003—